Exhibit 99.1

Loan agreement

THIS AGREEMENT (the “Agreement”) made and entered into as of the 26th day of November, 2009, by and between RiT Technologies Ltd., having its principal place of business at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (“RiT” or the "Borrower") and Newcon International Ltd., a Canadian corporation having its principal place of business at 105 Sparks ave. Toronto, Canada ( the “Lender”), (each a "Party" and together the "Parties").

WHEREAS	The Lender has agreed to assist RiT by providing it a short term loan and the Parties wish to define their obligations and rights by executing this Agreement;

NOW, THEREFORE, the Parties agree as follows:

1.	The Lender provided a short term loan to RiT, on November 26, 2009 (the “Loan Date”) in the amount of US$ 250,000 (the “Loan Amount”).

2.
The Loan Amount shall be repaid to the Lender not later than three month following the Loan Date (the “Term”). The lender will provide the Borrower with all needed bank details to enable it to wire transfer the Loan Amount to the Lender.

3.
The Loan amount shall bear no interest during the Term, but if the Borrower will be late in repaying the Loan Amount to the Lender, then the Loan amount shall bear an interest of 1%, for every month of lateness.

4.
This Agreement shall be deemed to be made in the State of Israel and the construction, validity, performance and expiration and/or termination thereof shall be governed in all respects by Israeli laws and the Parties hereto agree to submit to the non-exclusive jurisdiction of the Israeli Courts.

IN WITNESS WHEREOF, the Parties hereto, each acting under due and proper authority, have executed this Agreement on  13 January, 2010, but as of the date written above.

RiT Technologies Ltd. By:__________________________	By:__________________________
Avi Kovarsky President & CEO